Exhibit 99.3

Hydrogenics Corporation

Third Quarter 2012 Consolidated Interim Financial Statements
and Results of Operations

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Balance Sheets
(in thousands of US dollars)
(unaudited)

	September 30 2012	December 31 2011
Assets
Current assets
Cash and cash equivalents	$5,921	$7,785
Restricted cash (note 16)	2,470	1,861
Trade and other receivables	3,359	4,151
Grants receivable	34	126
Inventories (note 5)	11,317	9,315
Prepaid expenses	339	626
	23,440	23,864
Non-current assets
Restricted cash (note 16)	888	314
Property, plant and equipment	1,529	1,790
Intangible assets	121	152
Goodwill	4,898	4,941
	7,436	7,197
Total assets	$30,876	$31,061
Liabilities
Current liabilities
Operating borrowings (note 15)	$514	$-
Trade and other payables (note 6)	11,291	9,986
Provisions (note 7)	1,783	1,654
Unearned revenue	6,917	5,144
Warrants (note 9)	1,191	1,525
	21,696	18,309
Non-current liabilities
Other non-current liabilities (note 8)	2,563	1,979
Total liabilities	24,259	20,288
Equity
Share capital (note 9)	322,867	318,016
Contributed surplus	17,974	17,480
Accumulated other comprehensive loss	(985)	(884)
Deficit	(333,239)	(323,839)
Total equity	6,617	10,773
Total equity and liabilities	$30,876	$31,061

Going concern (note 1), Contingencies and guarantees (notes 14 and 16)

Douglas Alexander Chairman	Norman Seagram Director

The accompanying notes form an integral part of these consolidated interim financial statements.

Third Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
 (in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Revenues (note 19)	$7,897	$4,932	$21,880	$16,200
Cost of sales	6,239	4,049	17,945	12,783
Gross profit	1,658	883	3,935	3,417

Operating expenses
Selling, general and administrative expenses (note 10)	3,462	2,146	9,636	7,837
Research and product development expenses (note 11)	1,573	880	3,565	3,218
Other losses	(12)	16	(12)	51
	5,023	3,042	13,189	11,106
Loss from operations	(3,365)	(2,159)	(9,254)	(7,689)

Finance income (expenses)
Interest income	-	12	8	26
Interest expense	(88)	(44)	(237)	(152)
Foreign currency gains	144	143	374	286
Foreign currency losses	(187)	(175)	(559)	(324)
Other finance gains (losses), net (note 12)	422	459	268	(753)
Finance income (loss), net	291	395	(146)	(917)

Loss before income taxes	(3,074)	(1,764)	(9,400)	(8,606)
Income tax expense	-	-	-	-
Net loss for the period	(3,074)	(1,764)	(9,400)	(8,606)

Exchange differences on translating foreign operations	126	(873)	(101)	78
Comprehensive loss for the period	$(2,948)	$(2,637)	$(9,501)	$(8,528)

Net loss per share
Basic and diluted (note 13)	$(0.40)	$(0.27)	$(1.30)	$(1.43)

Weighted average number of common shares outstanding (note 13)	7,688,197	6,604,249	7,253,544	6,036,675

The accompanying notes form an integral part of these consolidated interim financial statements.

Third Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Statements of Changes in Equity
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Common shares		Contributed		Accumulated other comprehensive	Total
	Number	Amount	surplus	Deficit	loss	equity
Balance at December 31, 2010	5,488,630	$313,461	$16,731	$(314,051)	$(705)	$15,436
Net loss for the period	-	-	-	(8,606)	-	(8,606)
Other comprehensive income for the period	-	-	-	-	78	78
Issuance of common shares (note 9)	1,115,245	4,542	-	-	-	4,542
Adjustment for partial shares on share consolidation	(2)	-	-	-	-	-
Issuance of common shares on exercise of stock options (note 10)	1,175	9	-	-	-	9
Stock-based compensation expense (note 10)	-	-	645	-	-	645
Balance at September 30, 2011	6,605,048	318,012	17,376	(322,657)	(627)	12,104
Net loss for the period	-	-	-	(1,182)	-	(1,182)
Other comprehensive loss for the period	-	-	-	-	(257)	(257)
Issuance of common shares on exercise of stock options (note 10)	600	4	-	-	-	4
Stock-based compensation expense (note 10)	-	-	104	-	-	104
Balance at December 31, 2011	6,605,648	318,016	17,480	(323,839)	(884)	10,773
Net loss for the period	-	-	-	(9,400)	-	(9,400)
Other comprehensive loss for the period	-	-	-	-	(101)	(101)
Adjustment for partial shares on share consolidation	(2)	-	-	-	-	-
Issuance of common shares (note 9)	1,082,251	4,848	-	-	-	4,848
Issuance of common shares on exercise of stock options (note 10)	300	3	-	-	-	3
Stock-based compensation expense (note 10)	-	-	494	-	-	494
Balance at September 30, 2012	7,688,197	$322,867	$17,974	$(333,239)	$(985)	$6,617

The authorized share capital of the Corporation consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

The accompanying notes form an integral part of these consolidated interim financial statements.

Third Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
 (in thousands of US dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(3,074)	$(1,764)	$(9,400)	$(8,606)
Items not affecting cash:
Loss on disposal of assets	-	-	-	7
Amortization and depreciation	209	249	673	718
Other finance (gains) losses, net (note 12)	(422)	(459)	(268)	753
Unrealized foreign exchange (gains) losses	(80)	200	(109)	296
Stock-based compensation (note 10)	166	100	494	645
Portion of borrowings recorded as a reduction from research and product development expenses (note 8)	(306)	-	(826)	-
Imputed interest on debt (note 8)	77	42	204	134
Net change in non-cash working capital (note 18)	2,560	632	2,426	3,099
Cash used in operating activities	(870)	(1,000)	(6,806)	(2,954)

Investing activities
Increase in restricted cash	(324)	(630)	(1,183)	(1,610)
Proceeds from disposal of property, plant and equipment	-	-	-	10
Purchase of property, plant and equipment	(62)	(153)	(370)	(818)
Purchase of intangible assets	-	-	(4)	-
Cash used in investing activities	(386)	(783)	(1,557)	(2,418)

Financing activities
Proceeds from operating borrowings (note 15)	359	-	1,870	-
Repayment of post-retirement benefit liability (note 8)	(27)	(27)	(77)	(78)
Repayment of repayable government contributions (note 8)	(36)	(95)	(224)	(232)
Common shares and warrants issued and exercised, net of issuance costs (note 9)	-	7	4,851	4,551
Cash provided by (used in) financing activities	296	(115)	6,420	4,241

Effect of exchange rate fluctuations on cash and cash equivalents held	193	(541)	79	(244)

Decrease in cash and cash equivalents during the period	(767)	(2,439)	(1,864)	(1,375)
Cash and cash equivalents – Beginning of period	6,688	8,945	7,785	7,881
Cash and cash equivalents – End of period	$5,921	$6,506	$5,921	$6,506

Supplemental disclosure
Income taxes (recovered) paid	$-	$-	$-	$-
Interest paid	1	1	2	3

The accompanying notes form an integral part of these consolidated interim financial statements.

Third Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 1.  Description of Business and Going Concern

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (PEM) technology. The Corporation has manufacturing plants in Canada and Belgium, a satellite facility in Germany and a branch office in Russia. Its products are sold throughout the world.

The Corporation is incorporated and domiciled in Canada. The address of the Corporation’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada.  The Corporation is a public corporation and its shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on the NASDAQ.

While the accompanying consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities during the normal course of operations and the continuation of operations for the foreseeable future, as of September 30, 2012 there are material uncertainties related to certain conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern.

These events and conditions include the Corporation’s ability to generate profits and related positive operating cash flows which require the Corporation to increase its revenues. There are various uncertainties affecting the Corporation’s revenues, including the current market environment, the level of sales orders, the adoption of new technologies by customers, the continuing development of products by the Corporation, price competition, and the ability of customers to finance purchases.  In addition, the Corporation also requires additional funding in the form of debt or equity and there are uncertainties surrounding the Corporation’s ability to access additional capital, including the volatility of prevailing economic conditions.

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at increasing market penetration to achieve forecasted revenues, improving operating cash flows, continuing to invest in research and product development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund its operations as needed.  While the Corporation continues to pursue various initiatives to execute its business plan, the success of these initiatives cannot be assured due to the uncertainties described above.

These consolidated interim financial statements do not include any adjustments or disclosures that may result from the Corporation’s inability to continue as a going concern. If the going concern assumption were found to be inappropriate for these consolidated interim financial statements, adjustments might be necessary to the carrying values of assets and liabilities and the reported expenses and consolidated interim balance sheet classifications.  Such adjustments could be material.

Subsequent to September 30, 2012 the Corporation received cash of $10,200 representing the initial payment in respect of an exclusive design and manufacturing contract received during the three months ended September 30, 2012 improving the outlook for short-term liquidity.

Note 2.  Basis of Preparation

These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of consolidated interim financial statements, including International Accounting Standard (“IAS”) 34.

Third Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

These policies are the same policies and methods of application as the consolidated financial statements for the year ended December 31, 2011, except as described below.

During the nine months ended September 30, 2012, the Corporation granted performance share units under the omnibus incentive plan adopted in the nine months ended September 30, 2012.

Performance share units (“PSU”). The cost of the Corporation’s PSUs are charged to selling, general and administrative expenses using the graded vesting method. The PSUs are to be settled in equity. The fair value of the vested share units are the fair value of the Corporation’s share price on the date of grant. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the consolidated interim statements of operations and comprehensive loss with a corresponding adjustment to contributed surplus.

The policies applied in these consolidated interim financial statements are based on IFRS policies effective as of November 8, 2012, the date the Board of Directors approved the consolidated interim financial statements. These consolidated interim financial statements should be read in conjunction with the Corporation’s annual consolidated financial statements for the year ended December 31, 2011.

Note 3.  Significant Accounting Judgments and Estimation Uncertainty

Significant accounting estimates and judgments

The preparation of consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated interim financial statements and notes to the consolidated interim financial statements. These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Significant areas requiring the Corporation to make estimates include goodwill impairment testing, warranty provisions, warrants, repayable government contributions and the post-retirement benefit liability.

The significant accounting judgments and estimation uncertainties used in the preparation of these consolidated interim financial statements should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2011 and the notes thereto, as these consolidated interim financial statements follow the same accounting policies and methods of application.

Note 4. Accounting Standards Issued But Not Yet Applied

The IASB has issued accounting standards that have not yet been adopted by the Corporation. The accounting standards are the same accounting standards issued but not yet applied as noted in the consolidated financial statements for the year ended December 31, 2011, except as noted below.

Third Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

The IASB has issued the following standard, which has not yet been adopted by the Corporation. The Corporation does not expect to adopt this amended standard before its effective date of January 1, 2013.

IAS 34, Interim Financial Reporting, prescribes the minimum content of an interim financial report and prescribes the principles for recognition and measurement in complete or condensed financial statements for an interim period. The standard carries forward existing disclosures and also introduces requirements on segment information for total assets and liabilities for each reporting segment.

Note 5. Inventories

	September 30 2012	December 31 2011
Raw materials	$5,728	$3,275
Work-in-progress	4,595	4,542
Finished goods	994	1,498
	$11,317	$9,315

During the three and nine months ended September 30, 2012, the Corporation recorded provisions of $67 and $273, respectively (September 30, 2011 - $94 and $220, respectively), and reversed previously accrued provisions totalling $127 and $125, respectively (September 30, 2011 - $nil and $177, respectively). Previously recorded inventory provisions were reversed as a result of the recovery in net realizable value.  During the three and nine months ended September 30, 2012, approximately $6,078 and $14,231, respectively, of inventories was expensed in cost of sales (September 30, 2011 - $2,192 and $9,015, respectively).

Note 6. Trade and Other Payables

Trade and other payables are as follows:

	September 30 2012	December 31 2011
Trade accounts payable	$5,178	$4,181
Liabilities for compensation plans indexed to share price	1,432	1,100
Accrued payroll and related compensation	1,878	1,886
Supplier accruals	1,172	1,218
Current portion of repayable government contributions	429	416
Accrued professional fees	240	227
Current portion of post-retirement benefit liability	100	100
Facility accruals	13	12
Other	849	846
	$11,291	$9,986

Third Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 7. Provisions

Changes in the Corporation’s aggregate warranty provision are as follows:

	Nine months ended September 30,
	2012	2011
Balance, beginning of period	$1,654	$2,350
Additional provisions	990	748
Utilized during the period	(327)	(786)
Unused amounts reversed	(527)	(663)
Foreign exchange differences	(7)	(17)
Balance, end of period	$1,783	$1,632

Note 8. Other Non-current Liabilities

Other non-current liabilities are as follows:
	September 30 2012	December 31 2011
Non-current post-retirement benefit liability (i)	$708	$757
Non-current repayable government contributions (ii)	709	723
Long-term debt (iii)	1,146	499
	$2,563	$1,979

(i)	Post-retirement benefit liability
The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary.

The present value of the unfunded obligation recognized in the consolidated interim balance sheets at September 30, 2012 is $808 (December 31, 2011 - $857).

(ii)	Repayable government contributions
The Corporation has received government contributions related to certain historical research and development projects. In 1998, Stuart Energy Systems Corporation (“Stuart Energy”), a former subsidiary of the Corporation, entered into an agreement (the “TPC Agreement”) with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel appliances. Pursuant to amendments to the TPC Agreement, Stuart Energy received a total of CA$7,283 of funding from TPC. Stuart Energy undertook to repay future royalty payments until such time as CA$17,400 (the “Repayable Loan Amount”) was paid.

In January 2011, with respect to the TPC Agreement, the Corporation entered into an amended agreement (the “Amendment”) with Industry Canada. Under the terms of the Amendment, a total of CA$1,500 will be paid to Industry Canada in quarterly instalments commencing in January 2011 and continuing until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before  September 30, 2017 or the sum of CA$800, whichever will be the lesser amount, will be paid to Industry Canada (“the Contingent Amount”).

Third Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

The values of the liability as at September 30, 2012 and December 31, 2011 were $1,138 and $1,139, respectively, of which the current portions of $429 and $416 were included in trade and other payables, respectively.

The change in the fair value of this liability resulted in a (gain) loss of ($70) and $66 during the three and nine months ended September 30, 2012 (September 30, 2011 – ($54) and $51), respectively, and interest accretion of $40 and $121 during the three and nine months ended September 30, 2012 (September 30, 2011 - $42 and $135), respectively. The change in fair value of the liability and interest accretion have been recorded in other finance gains and losses, net, and interest expense, respectively.

(iii)	Long-term debt

In 2011, the Corporation entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of CA$1,500 per disbursement. Eligible costs must be incurred between October 1, 2010 and September 30, 2015. Other than the first disbursement, which was available immediately based on eligible costs incurred, there are certain conditions to be met in order to qualify for subsequent loan disbursements.  These conditions differ for each disbursement and are dependent on the execution of certain commercial events. As of September 30, 2012 the full amount of CA$6,000 million may be drawn upon as the conditions have been met for all drawdowns of the loan.

During the nine months ended September 30, 2012, the Corporation drew down CA$1,364 (September 30, 2011 - CA$nil) on the loan. The difference between the fair value of the amount drawn, calculated as the present value of the cash outflows, and the proceeds received, totalling $827 has been recorded as research and product development funding during the nine months ended September 30, 2012. The carrying value of the long-term debt was $1,146 at September 30, 2012 (December 31, 2011 - $499). In addition to the funding received in the three months ended September 30, 2012, the increase in the carrying value of this liability of $272 and $648 during the three and nine months ended September 30, 2012 (September 30, 2011 – $nil and $nil) includes interest accretion of $37 and $83 (September 30, 2011 – $nil and $nil), respectively, and foreign exchange losses of $26 and $28 (September 30, 2011 – $nil and $nil), respectively.

Note 9. Share Capital

Agreement with Enbridge Inc.

On April 20, 2012, the Corporation entered into the Subscription Agreement and a joint development agreement with Enbridge, a North American leader in delivering energy. Under the terms of the joint development agreement, the Corporation and Enbridge will jointly develop utility scale energy storage. Under the terms of the Subscription Agreement, Enbridge purchased from Hydrogenics 1,082,251 common shares at CA$4.62 per share for an aggregate purchase price of CA$5,000.  Pursuant to the terms of the Subscription Agreement, the Corporation will use a portion of the proceeds to develop utility scale energy storage. The Corporation incurred issuance costs of $190 in connection with common shares issued under the Subscription Agreement.

The Subscription Agreement provides, among other things, that Enbridge will have certain participation rights and, subject to certain ownership requirements, will have the right to appoint one non-voting observer to the Board of Directors of Hydrogenics.

Third Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Strategic Alliance with CommScope Inc.

On August 9, 2010, the Corporation entered into a strategic alliance with CommScope Inc. (“CommScope”), a global leader in infrastructure solutions for communications networks, for the development and distribution of specialized fuel cell power systems and included an equity investment in the Corporation.

Under the agreement, CommScope purchased from the Corporation 2,186,906 common shares on a private placement basis in four tranches for an aggregate purchase price of $8,500. The fourth tranche was completed in June 2011.

The agreement provides, among other things, that CommScope has certain participation rights in future financings, which expire one year from the date of closing the fourth tranche.  These participation rights expired on June 30, 2012.  In addition, subject to the maintenance of certain ownership requirements, CommScope has the right to have one non-voting observer on the Board of Directors of the Corporation. The Corporation and CommScope have also entered into an intellectual property licence agreement on the closing of the first tranche, wherein the Corporation granted to CommScope a licence to certain intellectual property resulting from the transaction, which is only exercisable by CommScope on the occurrence of specified events (such as the Corporation becoming insolvent or exiting the fuel cell business).

Warrants

On January 14, 2010, as part of a registered direct offering, the Corporation issued 239,356 warrants (the “Series A warrants”), which are exercisable at any time until January 14, 2015, at an exercise price of $13.00 per common share. On the same day, the Corporation also issued 260,646 warrants (the “Series B warrants”) exercisable for a period of five years beginning on July 15, 2010 at an exercise price of $13.00 per common share. The terms of the warrants stipulated that the exercise price of the Series A and B warrants is to be reduced if the Corporation completes a share offering, whereby the price per common share of such an offering is lower than $13.00 per common share.  As a result of the above noted investment by CommScope on August 9, 2010, the exercise price of the Series A and B warrants was reduced to $3.68 per common share.

The warrants can be settled in cash at the option of the holder in the case of certain Fundamental Transactions, such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction. The Corporation has included the warrants within liabilities at the date of issuance because of the cash settlement features associated with the warrants.  The Corporation has measured these warrants at fair value at the time of issuance as $2,941, at December 31, 2011 as $1,525 and at September 30, 2012 as $1,191. The fair value was determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility. The change in fair value during the three and nine months ended September 30, 2012 of ($352) and ($334), respectively (September 30, 2011 – ($405) and $702, respectively), is included within other finance gains and (losses), net.

During the nine months ended September 30, 2012, nil Series A warrants and nil Series B warrants were exercised (September 30, 2011 – 15,000 Series A warrants and nil Series B warrants).

At September 30, 2012, the Corporation has 224,356 Series A warrants outstanding (September 30, 2011 - 224,356) and 260,646 Series B warrants outstanding (September 30, 2011 - 260,646).

Third Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 10. Stock-based Compensation

Stock option plan

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Corporation may issue stock options to employees, directors and consultants as part of a long-term incentive plan. Stock options were previously granted under the Corporation’s Stock Option Plan.

During the nine months ended September 30, 2012, 182,510 (September 30, 2011 - 304,935) stock options with a weighted average fair value of $679 ($3.72 per stock option) at the date of grant (September 30, 2011 - $2.86) were issued to employees under the Corporation’s Omnibus Incentive Plan. All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	September 30 2012	September 30 2011
Risk-free interest rate (%)	1.31%	2.16%
Expected volatility (%)	74%	77%
Expected life (in years)	5	4
Expected dividends	$ nil	$ nil

Expected volatility was determined using the historical volatility of the stock price for the number of years prior to the date of grant determined by the expected life of the stock option.

Stock-based compensation expense of $135 and $442 for the three and nine months ended September 30, 2012, is included in selling, general and administrative expenses (September 30, 2011 - $100 and $645).  For the nine months ended September 30, 2011 this includes $339 recognized as stock-based compensation option expense in respect of the executive stock options surrendered as discussed below.

Also included in selling, general and administrative expenses for the three and nine months ended September 30, 2012 is $54 and $591, respectively (September 30, 2011 – ($242) and $584), which consists of compensation expense and fair value adjustment related to outstanding Deferred Share Units (“DSUs”), Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”), discussed below. The portion relating to compensation expense for the three and nine months ended September 30, 2012 totalled $186 and $557, respectively (September 30, 2011 – ($47) and $182), and the portion relating to  fair value adjustments totalled ($132) and $34, respectively (September 30, 2011 - ($195) and $401).

On January 18, 2011, as a result of the desire to make a greater number of stock options available for non-executive officers and, in regard to the current level of stock options available for granting, the Corporation’s named executive officers voluntarily surrendered all 159,276 stock options held by them. The unvested portion of stock options surrendered of $339 was recognized as stock-based compensation option expense when the stock options were surrendered.

The Corporation has created a DSU plan for directors. The Corporation recognized a compensation expense of ($28) and $107 for the three and nine months ended September 30, 2012 (September 30, 2011 - ($77) and $243). The liability amount of $655 (December 31, 2011 - $569) is included in trade and other payables. During the nine months ended September 30, 2012, 11,963 (September 30, 2011 – 15,005) DSUs were issued with immediate vesting on the date of issuance. As at September 30, 2012, 125,083 (September 30, 2011 – 102,924) DSUs were outstanding under the DSU plan.

Third Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

During the three and nine months ended September 30, 2012, the Corporation recognized a compensation expense (recovery) of $nil and $247 (September 30, 2011 – ($165) and $341) associated with RSUs issued under the Hydrogenics Omnibus Incentive Plan and the former RSU plan. The liability amount of $777 (December 31, 2011 - $531) is included in trade and other payables. During the nine months ended September 30, 2012, nil (September 30, 2011 – 84,302) RSUs were awarded under the terms of the Omnibus Incentive Plan. As at September 30, 2012, 233,230 (September 30, 2011 – 270,362) RSUs were outstanding under the Hydrogenics Omnibus Incentive Plan and former RSU plan.

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Corporation may issue performance based share units to employees, directors and consultants. Pursuant to the Hydrogenics Omnibus Incentive Plan, participants may be granted a portion of their long-term incentive plan in the form of PSUs instead of stock options. A PSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the participant. Each PSU entitles the participant to receive a cash payment or common shares, at the option of the Corporation, to an account in the name of the senior executive. The fair value of the PSUs are recognized as a compensation expense and is pro-rated over the expected vesting period with the offsetting increase to contributed surplus. Fair value is calculated as the market value of the common share at the date of grant. Each PSU is subject to vesting performance conditions. The Corporation has estimated the length of the expected vesting period at grant date, based on the most likely outcome of the performance conditions. The Corporation will revise its estimate of the length of the vesting period, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates and any change to compensation cost will be recognized in the period in which the revised estimate is made. Forfeitures are estimated at the grant date and are revised to reflect a change in expected or actual forfeitures. The expiry date of PSUs granted is five years from the date of award. During the three months ended September 30, 2012, 17,842 PSUs were forfeited. The forfeiture assumption was adjusted for the change in the expected forfeiture rate as a result of experience.

At September 30, 2012, 114,320 (September 30, 2011 – nil) PSUs were outstanding under the Hydrogenics Omnibus Incentive Plan. The Corporation recognized a compensation expense of $31 and $52 for the three and nine months ended September 30, 2012 (September 30, 2011 – $nil and $nil), respectively, with the offsetting increase to contributed surplus.

Third Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 11. Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the three and nine months ended September 30, 2012 and 2011, research and product development expenses and non-repayable program funding, which have been received, or are to be received, are as follows:

	Three months ended September 30,
	2012	2011
Research and product development expenses	$2,063	$1,030
Research and non-repayable product development funding	(490)	(150)
Net research and product development expenses	$1,573	$880

	Nine months ended September 30,
	2012	2011
Research and product development expenses	$4,485	$3,546
Research and non-repayable product development funding	(920)	(328)
Net research and product development expenses	$3,565	$3,218

Note 12. Other Finance Gains and Losses, Net
Components of other finance gains and losses, net are as follows:

	Three months ended September 30,
	2012	2011
Gain from change in fair value of warrants (note 9)	$352	$405
Gain from change in net present value of repayable government contribution (note 8)	70	54
	$422	$459

	Nine months ended September 30,
	2012	2011
Gain (loss) from change in fair value of warrants (note 9)	$334	$(702)
Loss from change in net present value of repayable government contribution (note 8)	(66)	(51)
	$268	$(753)

Note 13.  Net Loss Per Share

For the three and nine months ended September 30, 2012, the weighted average number of common shares outstanding was 7,688,197 and 7,253,544, respectively. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as the effect would be anti-dilutive.

Third Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 14. Contingencies

The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors or officers incur costs as a result of their service.

These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements as the Corporation is not aware of any claims.

In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements as the Corporation is not aware of any claims.

Note 15. - Lines of Credit and Other Loan Facilities

Operating lines of credit

At September 30, 2012, the Corporation has operating lines of credit for up to 5,500 Euro, or the US equivalent of $7,074 (December 31, 2011 - $7,135).

Pursuant to the terms of the credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to 5,500 Euro. The Borrower may also borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 1,500 Euro, provided that sufficient room exists under the overall facility limit of 5,500 Euro. The Borrower may also borrow up to 500 Euro for general business purposes, provided sufficient limit exists as the overall facility remains at 5,500 Euro at September 30, 2012. At September 30, 2012, the amount of the available lines of credit was reduced by 5,005 Euro, the amount of the outstanding standby letters of credit and letters of guarantee, issued under the facility by the Belgian financial institution; as well as 400 Euro issued as a line of credit for general business purposes. At September 30, 2012, the Corporation had availability of 95 Euro or the US equivalent of $122 (December 31, 2011 - $2,113).

The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1,000 Euro secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities of not less than 25%, and ensure that its intercompany accounts with Hydrogenics Corporation (“the parent Corporation”) do not fall below a defined level. At September 30, 2012, the Borrower was in compliance with these covenants.

Third Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Within the Power Systems business segment, the Corporations have an additional $1,084 (December 31, 2011 - $667) of available operating lines of credit, for which $1,084 is outstanding, representing standby letters of credit and letters of guarantee issued by the financial institution. At September 30, 2012, the Corporation had availability of $nil (December 31, 2011 - $153).

Other loan facilities

On September 28, 2011, the Canadian operating entity (“Hydrogenics Corporation”) entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6,000. Refer to Note 8 for further details.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

The Corporation drew CA$498 and CA$1,364 on the loan during the three and nine months ended September 30, 2012, respectively. During 2011, the Corporation drew CA$1,500. The remaining CA$3,136 remains undrawn at September 30, 2012. Of this remaining amount, CA$1,500 cannot be drawn on, as the conditions had not been met as of September 30, 2012 for further drawdowns of this loan. The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash and cash equivalents.  At September 30, 2012, the Corporation was in compliance with these covenants.

Note 16.  Guarantees

At September 30, 2012, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions that totalled $7,521 (December 31, 2011 - $5,221), with expiry dates extending to January 2015. The Corporation has restricted cash totalling $3,358 as partial security for these standby letters of credit and letters of guarantee. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event the instruments are drawn on.

Note 17. Related Party Transactions

In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a corporation owned by a relative of one of the shareholders of the Corporation. Billings by this related corporation for material totalled $37 and $82 in the three and nine months ended September 30, 2012 (September 30, 2011 - $3 and $96), respectively. At September 30, 2012, the Corporation has an accounts payable balance due to this related party of $16 (December 31, 2011 - $15).

As a result of CommScope’s investments in the Corporation, CommScope is also a related party. Revenues from this related party for product were $8 and $326 in the three and nine months ended September 30, 2012 (September 30, 2011 - $122 and $148), respectively.  At September 30, 2012, the Corporation has an account receivable balance due from this related party of $14 (December 31, 2011 - $nil).  Billings from this related party for product were $nil and $8 in the three and nine months ended September 30, 2012 (September 30, 2011 - $nil and $nil), respectively.  At September 30, 2012, the Corporation has an accounts payable balance to this related party of $nil (December 31, 2011 - $nil).

Third Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

All related party transactions have been recorded at normal third party terms.

All related party transactions involve the parent company. There are no related party transactions to disclose for the subsidiaries.

Note 18.  Consolidated Interim Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

	Three months ended September 30,
	2012	2011
Decrease (increase) in current assets
Trade and other receivables	$108	$(92)
Grants receivable	(17)	202
Inventories	(1,064)	(113)
Prepaid expenses and other current assets	184	94
Increase (decrease) in current liabilities
Trade and other payables	1,961	(571)
Unearned revenue	1,388	1,112
	$2,560	$632

	Nine months ended September 30
	2012	2011
Decrease (increase) in current assets
Trade and other receivables	$779	$1,287
Grants receivable	90	83
Inventories	(2,002)	(432)
Prepaid expenses and other current assets	296	289
Increase (decrease) in current liabilities
Trade and other payables	1,485	427
Unearned revenue	1,778	1,445
	$2,426	$3,099

Note 19.  Segmented Financial Information

The Corporation’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Corporation. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

Third Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Financial information by reportable segment for the three and nine months ended September 30, 2012 and September 30, 2011 is as follows:

	Three months ended September 30, 2012
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Interim Statement of Operations and Comprehensive Loss:
Revenues from external customers	$7,517	$380	$-	$7,897
Intersegment revenue	-	-	-	-
Gross profit	1,553	105	-	1,658
Selling, general and administrative expenses	782	1,235	1,445	3,462
Research and product development expenses	162	1,409	2	1,573
Other finance gains, net	-	-	422	422
Interest income	-	-	-	-
Interest expense	-	-	(88)	(88)
Segment gain (loss) (i)	609	(2,540)	(1,143)	(3,074)

Consolidated Interim Balance Sheet:
Total segment assets	22,782	4,504	3,590	30,876

	Nine months ended September 30, 2012
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Interim Statement of Operations and Comprehensive Loss:
Revenues from external customers	$20,140	$1,740	$-	$21,880
Intersegment revenue	464	18	-	482
Gross profit	3,634	301	-	3,935
Selling, general and administrative expenses	2,446	2,888	4,302	9,636
Research and product development expenses	570	2,980	15	3,565
Other finance gains, net	-	-	268	268
Interest income	-	-	8	8
Interest expense	-	-	(237)	(237)
Segment gain (loss) (i)	618	(5,568)	(4,450)	(9,400)

Consolidated Interim Balance Sheet:
Total segment assets	22,782	4,504	3,590	30,876

Third Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended September 30, 2011
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Interim Statement of Operations and Comprehensive Loss:
Revenues from external customers	$4,222	$710	$-	$4,932
Intersegment revenue		110		110
Gross profit	951	(68)	-	883
Selling, general and administrative expenses	833	760	553	2,146
Research and product development expenses	13	858	9	880
Other finance gains, net	-	-	459	459
Interest income	-	-	12	12
Interest expense	-	-	(44)	(44)
Segment loss (i)	104	(1,686)	(182)	(1,764)

Consolidated Interim Balance Sheet:
Total segment assets	20,327	4,526	5,506	30,359

	Nine months ended September 30, 2011
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Interim Statement of Operations and Comprehensive Loss:
Revenues from external customers	$12,739	$3,461	$-	$16,200
Intersegment revenue	-	110	-	110
Gross profit	2,618	799	-	3,417
Selling, general and administrative expenses	2,473	2,239	3,125	7,837
Research and product development expenses	506	2,678	34	3,218
Other finance gains, net	-	-	(753)	(753)
Interest income	-	-	26	26
Interest expense	-	-	(152)	(152)
Segment loss (i)	(362)	(4,118)	(4,126)	(8,606)

Consolidated Interim Balance Sheet:	20,327	4,526	5,506	30,359

(i) Segment loss includes directly attributable selling, general and administrative expenses, research and product development costs, net of associated grants and depreciation of property, plant and equipment and amortization of intangible assets.  It is consistent with the Corporation’s income or loss before income tax expense (income).

Goodwill relating to the Corporation’s OnSite Generation segment at September 30, 2012 was $4,898 (December 31, 2011 - $4,941). OnSite Generation consists of the Corporation’s subsidiary primarily located in Belgium with a functional currency of the Euro.  The changes in goodwill are a result of currency fluctuations between the US dollar and the Euro.

Third Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Revenues are segmented by geographic region as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

European Union	$3,175	$1,130	$6,681	$2,844
Eastern Europe	3,018	1,541	6,962	3,229
North America	1,154	604	2,060	2,507
Asia	158	32	1,749	462
South America	139	81	2,117	1,142
Middle East	91	42	804	74
Oceania	83	-	114	578
Africa	67	638	1,278	4,355
Central America	12	864	115	1,005
Other	-	-	-	4
	$7,897	$4,932	$21,880	$16,200

Note 20.  Subsequent Event

Subsequent to September 30, 2012, the Corporation has received cash of $10,200 related to the Corporation’s largest single order in the Corporation’s history, representing the initial payment for an exclusive design and manufacture contract.

Third Quarter 2012 Consolidated Interim Financial Statements